FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

      X        Schedule A

_____________  Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Derek Oil and Gas Corporation

ISSUER'S ADDRESS

1201-1111 W. Hastings Street

Vancouver, B.C. V6E 2J3

ISSUER TELEPHONE NUMBER

(604) 331-1757

CONTACT PERSON

Greg Amor

CONTACT'S POSITION

Controller

CONTACT TELEPHONE NUMBER

(604) 331-1757

CONTACT E-MAIL ADDRESS

info@derekoilandgas.com

WEBSITE ADDRESS

www.derekoilandgas.com

FOR QUARTER ENDED

April 30, 2004

DATE OF REPORT

September 15, 2004

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“signed”

Barry C.J. Ehrl

2004/09/15

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED(YY/MM/DD)

“signed”

Ed Byrd

2004/09/15

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED (YY/MM/DD)

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Independent Auditors. Report

To the Shareholders of

Derek Oil and Gas Corporation

We have audited the consolidated balance sheets of Derek Oil and Gas Corporation (an exploration stage company) as at April 30, 2004 and 2003 and the consolidated statements of operations, shareholders. equity and cash flows for the years ended  April 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows and the changes in its shareholders. equity for the years ended April 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

 Vancouver, Canada

August 6, 2004

(except for note 13(b), which is as at August 10, 2004)

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. United States reporting standards for auditor also require an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 6(b) to the financial statements. Our report to the shareholders dated August 6, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors. report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

August 6, 2004

(except for note 13(b), which is as at August 10, 2004)

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at April 30, 2004 and 2003

(expressed in Canadian dollars)

	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	632,700	8,857
Earn-in party trust funds (note 4)	146,962	-
Accounts receivable and prepaid expenses	24,701	7,112

	804,363	15,969

Performance bonds (note 3)	27,412	81,710

Oil and gas properties (note 3)	13,814,938	14,217,018

Other assets - net	7,721	9,651
	14,654,434	14,324,348
Liabilities

Current liabilities
Accounts payable and accrued liabilities	216,652	985,482
Notes payable (note 5)	-	609,660
Earn-in party trust funds (note 4)	146,962	-
	363,614	1,595,142
Shareholders’ Equity

Capital Stock (note 6)	27,080,110	24,360,559

Common shares allotted – not issued	-	220,000

Contributed surplus	901,206	65,950

Equity component of notes payable (note 5)	-	203,300

Deficit	(13,690,496)	(12,120,603)
	14,290,820	12,729,206
	14,654,434	14,324,348

Going concern and nature of operations (note 1)

Contingencies and commitments (note 11)

Subsequent events (note 13)

Approved by the Board of Directors

(signed) Edward Byrd

Director

(signed) Barry C.J. Ehrl

Director

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

For the years ended April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Common shares

	Number of Shares	Amount $	Shares allotted not issued $	Contributed surplus $	Equity Component of notes payable $	Cumulative deficit $	Total shareholders’ equity $

Balance - April 30, 2001	31,447,621	20,357,250	97,500	-	-	(10,535,146)	9,919,604
Shares recorded as finder’s fee	183,050	56,665	-	-	-	-	56,665
Shares recorded as finder’s fee	-	(56,665)	-	-	-	-	(56,665)
Shares issued to settle notes payable (note 5)	731,300	219,390	-	-	-	-	219,390
Shares issued for cash - net of costs	5,653,051	1,790,115	-	-	-	-	1,790,115
Shares issued to acquire royalty interest	30,000	97,500	(97,500)	-	-	-	-
Notes payable	-	-	-	-	132,000	-	132,000
Loss for the year	-	-	-	-	-	(1,062,580)	(1,062,580)

Balance - April 30, 2002	38,145,022	22,464,255	-	-	132,000	(11,597,726)	(10,998,529)
Shares issued for cash - net of costs	4,217,500	421,750	-	-	-	-	421,750
Shares issued to settle notes payable (note 5)	10,375,200	1,037,520	-	-	-	-	1,037,520
Share issued to settle interest on notes payable (note 5)	928,830	92,883	-	-	-	-	92,883
Shares issued to settle accounts payable	3,441,505	344,151	-	-	-	-	344,151
Share consolidation (note 6)	(38,072,038)	-	-	-	-	-	-
Shares allotted - not issued	-	-	220,000	-	-	-	220,000
Contributed surplus	-	-	-	65,950	-	-	65,950
Notes payable	-	-	-	-	71,300	-	71,300
Loss for the year	-	-	-	-	-	(522,877)	(522,877)

Balance - April 30, 2003	19,036,019	24,360,559	220,000	65,950	203,300	(12,120,603)	12,729,206
Shares issued to settle notes payable (note 5)	495,774	148,732	-	-	-	-	148,732
Allotted shares issued	1,100,000	220,000	(220,000)	-	-	-	-
Shares issued for cash - net of costs	9,534,002	2,350,819	-	-	-	-	2,350,819
Stock compensation expense	-	-	-	631,956	-	-	631,956
Settlement of notes payable (note 5)	-	-	-	203,300	(203,300)	-	-
Loss for the year	-	-	-	-	-	(1,569,893)	(1,569,893)

Balance - April 30, 2004	30,165,795	27,080,110	-	901,206	-	(13,690,496)	14,290,820
The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Statements of Operations

For the years ended April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$
Expenses
Accounting, legal and audit	160,739	64,553	167,557
Accretion on notes payable (note 5)	6,522	250,000	-
Consulting and management fees	170,979	116,752	370,114
Cost recoveries	-	(84,105)	-
Foreign exchange (gain) loss	(17,863)	(74,293)	35,023
Interest expense (note 5)	51,688	106,277	141,151
Office administration and other	274,459	131,762	166,434
Shareholders. information and travel	289,584	40,310	159,721
Stock exchange and filing fees	29,153	22,660	15,740
Stock option expense (note 6)	631,956	-	-
Transfer fees	9,398	10,010	7,864

Loss before recoveries	1,606,615	583,926	1,063,604

Gain on settlement of accounts payable	25,398	-	-

Gain on settlement of notes payable (note 5)	-	37,750	-

Interest and other income	11,324	23,299	1,024

Loss for the year	(1,569,893)	(522,877)	(1,062,580)

Basic and diluted loss per share	(0.06)	(0.04)	(0.09)

Weighted average number of shares outstanding	25,348,533	14,753,342	11,417,283

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended April 30, 2004, 2003 and 2002

 (expressed in Canadian dollars)

	2004	2003	2002
	$	$	$
Cash flows from operating activities
Loss for the year	(1,569,893)	(522,877	(1,062,580)
Items not affecting cash
Amortization of other assets	1,930	2,564	6,127
Interest on notes payable paid in shares	15,732	92,883
Gain on settlement of accounts payable	(25,398)	-	-
Gain on settlement of notes payable	-	(37,750)	-
Accretion on notes payable	6,522	250,000	-
Stock option expense	631,956	-	-

	(939,151)	(215,180)	(1,056,453)

Net change in non-cash working capital items
Accounts receivable and prepaid expenses	(17,589)	(3,170)	143,596
Accounts payable and accrued liabilities	(768,830)	62,903	302,826

	(1,725,570)	(155,447)	(610,031)

Cash flows from investing activities
Expenditures on oil and gas properties	(390,156)	(306,914)	(1,660,783)
Recoveries from oil and gas properties	792236	-	-
Accounts payable on oil and gas properties	-	(174,821)	(1,444,702)
Performance bonds	54,298	(10,515)	(3,222)

	456,378	(492,250)	(3,108,707)

Cash flows from financing activities
Shares issued for cash - net of costs	2,350,819	421,750	1,790,115
Shares allotted - not issued	-	220000	-
Notes payable	(457,784)	-	1,923,570

	1,893,35	641,750	3,713,685

Increase (decrease) in cash and cash equivalents	623,843	(5,947)	(5,053)

Cash and cash equivalents - Beginning of year	8,857	14,804	19,857

Cash and cash equivalents - End of year	632,700	8,857	14,804

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Going concern and nature of operations

The Company was incorporated under the British Columbia Company Act on April 6, 1981 under the name Cove Energy Corporation. The Company changed its name to Derek Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas properties. The Company’s current oil and gas activities are in the pre-production stage and, accordingly, Derek is an exploration stage company. The Company intends to advance the development of the LAK Ranch Project (which is located in Wyoming, U.S.) to commercial production through earn-in agreements with third parties (see note 3).

Going concern

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. Management is actively pursuing such additional sources of finance and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. The Company has a history of operating losses and of negative cash flows from operations. Because of this uncertainty, there is substantial doubt about the Company’s ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material.

Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these statements, differ in certain respects from those in the United States, as explained in note 10.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (USA) Inc.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of oil and natural gas properties. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Revenue recognition

Revenues associated with the production and sale of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes to the Company. From time to time, the Company receives royalty payments from projects in which it has an interest which are recorded when received. Some historic property interests do not have any carrying value attributed to them. These royalty receipts are recorded as other income.

Oil and gas interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit-of-production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project. Where an impairment occurs a charge to earnings would be made.

The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and gas interests represent net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Estimated future removal and site restoration costs, net of salvage values, will be provided for using the unit-of-production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, and technology and industry standards.

Substantially all of the Company’s exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

Translation of foreign currencies

Derek Resources (USA) Inc. is considered an integrated foreign subsidiary and accordingly, its results and balance sheet are translated using the temporal method. Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect at the date of the transaction. Revenue and expenses are translated at the average exchange rate for the period with the exception of depletion of oil and gas properties, which is translated at historical exchange rates. Resulting exchange gains or losses are included in the determination of loss for the period.

Stock options

The Company has prospectively adopted the amended requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, .Accounting for Stock-based Compensation and Other Stock-based Payments, in the year ended April 30, 2004. These amendments require an expense to be recognized in the financial statements for employee stock options.

Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the future imputed value of the options granted in the period. Consideration paid for the shares on exercise of the stock option is credited to capital stock.

Loss per share

The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The resulting dilutive effect of stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Oil and gas properties

	2004	2003
	$	$
United States

LAK Ranch Project (unproven)
Opening balance	36,588	32,646
Acquisition costs	(130,635)	3,942

Closing balance	(94,047)	36,588

Exploration and development costs
Opening balance	14,180,428	13,881,398
Surface preparation and construction	22,236	9,317
Field house, water and power	113,713	-
Professional engineering	58,430	-
General repairs and maintenance	10,035	-
Travel and vehicle	(8,453)	-
Field site insurance	27,018	-
Direct administration	5,939	10,400
Deferred costs	109,554	250,563
Direct wages	51,686	28,752
	14,570,586	14,180,430
Less: SEC Oil and Gas Partnership contribution	(661,601)	-

Closing balance	13,908,985	14,180,430

Total	13,814,938	14,217,018

In April 2001, the Company was granted a 100% interest to the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments.

During the year ended April 30, 2002, as part of certain financings, the Company granted additional royalties of US$0.14 per barrel of oil produced on the LAK Ranch Project. In addition the property carries additional gross overriding royalties of 16.09% to various parties. The Company has to date repurchased 4.1% of these royalties for its own account, and has an agreement under which it can purchase a further 1.42%.

In October 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US$700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US$600,000 (paid in trust). SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback (US$720,000) at which time their revenue interest will revert to 5%. (See also note 4).

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

In January 2004, the Company concluded an agreement with Ivanhoe Energy (Ivanhoe), whereby Ivanhoe can earn up to a 60% interest in the LAK Ranch Project by expending US$5,000,000 on capital development of the Project. The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe will earn an initial interest of 30% and will earn an additional 6% for each US$1,000,000 expended. Their interest will be adjusted quarterly based on expenditures made.

During the year ended April 30, 2004, the Company capitalized $nil (2003 - $10,400) in general and administrative costs in the LAK Ranch Project. The reduction in the carrying value of the LAK Ranch Project from 2003 to 2004 of $402,080 represents SEC expenditures to cover previously incurred costs and Ivanhoe payments received.

As at April 30, 2004, the ownership of the LAK Ranch Project was Ivanhoe 32%, SEC 5%, and the Company 63%.

The Company has posted performance bonds of US$20,000 (2003 - US$55,000) in relation to the LAK Ranch Project.

Earn-in party trust funds

During the year ended April 30, 2004, SEC Oil and Gas Partnership has advanced the Company US$600,000 to earn a 5% working interest in the LAK Ranch Project. The Company holds these funds in trust, to expend on SEC’s behalf, to cover expenditures and accounts payable relating to the LAK Ranch Project. Once the funds have been expended, the Company will issue a division order to record SEC’s 5% working interest in the property. As of April 30, 2004, SEC had $146,962 remaining in trust. (See also notes 3 and 13).

Notes payable

	2004	2003
	$	$

Notes Payable	-	565,460
Interest accrued	-	44,200
	-	609,660

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Details of the notes payable are as follows:

On June 6, 2001, the Company issued a promissory note in the principal amount of US$100,000, bearing interest at an effective rate of 10% per annum. On February 5, 2003, the Company settled US$50,000 of the note in exchange for 786,850 common shares (since consolidated to 262,283 shares) of the Company and exchanged the remaining principal amount of US$50,000 for a new promissory note bearing interest at an effective rate of 10% per annum, repayable September 30, 2003. This note was repaid in cash in October 2003.

On June 15, 2001, the Company issued a promissory note in the principal amount of US$471,183, bearing interest at an effective rate of 10% per annum, in settlement of accounts payable. Effective August 21, 2002, the lender agreed to settle one-half of the total principal and interest outstanding in exchange for 4,471,090 common shares (since consolidated to 1,490,363 shares) of the Company. The lender also agreed that the remaining amount payable by the Company would be secured by a new note issued by the Company for US$284,720 bearing interest at 10% per annum and maturing on September 30, 2003. In addition, the Company granted the lender a lien on the LAK Ranch Project. In October 2003, the lender and the Company renewed the September 30, 2003 note with a new promissory note bearing the same terms and conditions. This note was repaid in cash in February 2004.

On June 27, 2001, the Company issued a promissory note for a principal amount of US$100,000, bearing interest at a rate of 10% per annum. On February 5, 2003, the Company settled the accrued interest on this note in the amount of US$12,114 in exchange for 190,640 common shares of the Company. On November 5, 2003, the Company settled the principal and interest outstanding on this note by issuing to the lender another 495,744 units in the Company. Each unit consisted of one common share and one common share purchase warrant which is convertible into a further common share of the Company at $0.40 until November 5, 2005.

Certain of these notes payable had a right to convert principal and interest into common equity in the Company, and accordingly, these notes were split between debt and equity with the equity portion totalling $203,300. Upon repayment without conversion the equity portion of the notes payable has been reclassified to contributed surplus.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Capital stock

a)

Common shares

Authorized

100,000,000 common shares without par value

Issued

30,165,793 common shares

	Number of	Amount
	Shares	$

Balance - April 30, 2002	38,145,022	22,464,255

Private placements	18,963,035	1,896,304
Share consolidation	(38,072,038)	-

Balance - April 30, 2003	19,036,019	24,360,559

Allotted shares issued	1,100,000	220,000
Private placements - net of issue costs	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares for debt	495,774	148,732
Warrants exercised	2,196,668	580,999

Balance - April 30, 2004	30,165,795	27,080,110

A private placement of 1,100,000 units raising $220,000 was allotted, but the shares were un-issued as of April 30, 2003. The placement was closed and the shares issued in May 2003.

In the year ended April 30, 2004:

•

The Company completed two private placements raising $700,000 consisting of 4,666,667 units. Each unit consisted of one share and one half-share purchase warrant. Each whole warrant entitles the holder to purchase another share for $0.20 until August 14, 2004 or in the case of one placee, September 29, 2004.

•

The Company completed a placement of 1,666,667 units at a price of $0.30 per unit, raising $500,000. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for $0.40 until November 5, 2004.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

•

The Company completed a placement of 729,000 units at a price of $0.75 per unit, raising $546,750. Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006.

•

The Company settled an outstanding note in the principal amount of US$100,000 together with accrued interest of US$11,628 for 495,744 units in the Company. Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase another common share in the Company at a price of $0.40 until November 5, 2004.

•

A total of 2,196,668 warrants and 275,000 stock options were exercised raising an additional $622,249.

b)

Stock options outstanding

		Weighted
		Average
	Stock options	exercise price
		$

Balance as at April 30, 2001	935,000	2.37

Granted	640,000	1.05
Cancelled	(719,000)	2.49

Balance as at April 30, 2002	856,000	1.20

Cancelled	(175,667)	1.53

Balance as at April 30, 2003	680,333	1.13

Cancelled	(655,333)	1.13
Exercised	(275,000)	0.15
Granted	3,020,000	0.30

Balance as at April 30, 2004	2,770,000	0.33

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

 (expressed in Canadian dollars)

The following table summarizes the stock options outstanding and exercisable at April 30, 2004:

		Weighted
	Number	average	Weighted
Range of	outstanding at	remaining	average exercise
exercise prices	April 30, 2004	contractual life	price
$		(years)	$

0.15	1,625,000	4.17	0.15
0.28 – 0.30	450,000	4.27	0.28
0.50 – 0.80	670,000	4.64	0.75
1.05	25,000	1.50	1.05

0.15 – 1.05	2,770,000	4.28	0.33

The Company follows the fair value method of accounting for stock options. During the year ended April 30, 2004, 3,020,000 options were granted at a fair value of $631,956. The Black-Scholes method of options valuation was used with the following assumptions:

Dividend yield

nil

Risk free interest rate

3%

Expected life

5 years

Expected volatility

75 - 96%

No stock options were granted in the year ended April 30, 2003.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

c)

Share purchase warrants outstanding

Each of the Company’s common share purchase warrants is convertible into one common share, upon payment of the exercise price.

                                                  Share                   Weighted

                                               purchase                    average

                                               warrants             exercise price

                                                                                 $

Balance as at April 30, 2001                   7,469,830                      1.74

Expired                                         (734,417)                     3.00

Granted                                        2,189,134                      1.26

Balance as at April 30, 2002                   8,924,547                      1.50

Expired                                       (6,735,413)                     1.59

Exercised                                      1,405,833                      0.45

Balance as at April 30, 2003                   3,594,967                      1.21

Expired                                       (2,135,770)                     1.25

Exercised                                     (2,196,666)                     0.26

Granted                                        5,960,244                      0.32

Balance as at April 30, 2004                   5,222,775                      0.37

The following summarizes the warrants outstanding as at April 30, 2004:

		Weighted
	Number	average	Weighted
Range of	outstanding at	remaining	average exercise
exercise prices	April 30, 2004	contractual life	price
$	$	(years)	$

0.20	1,456,667	0.29	0.20
0.40 – 0.45	3,401,608	0.44	0.42
0.90	364,500	0.75	0.90

0.20 – 0.90	5,222,775	0.42	0.37

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2004	2003	2002
	$	$	$

Income tax recovery at statutory rates	(556,000)	(183,00)	(371,000)
Tax benefits not recognized	556,000	183,000	371,000

	-	-	-

The components of unrecognized future tax assets are as follows:

	2004	2003
	$	$

Future income tax assets
Resource assets	612,000	613,000
Non-capital allowance	1,638,000	1,425,000

	2,250,000	2,038,000
Less: Valuation allowance	(2,250,000)	(2,038,000)

Net future income tax assets	-	-

The Company has in excess of US$10 million of United States tax pools available for deduction against income for tax purposes in future years. The Company also has Canadian non-capital losses of $4.5 million which may be carried forward until 2005 to 2011, before expiring. No benefit has been recognized in respect of these amounts.

8  Segmented information

The Company currently operates in one reportable segment. Segmented information has been shown in note 3 for oil and gas properties. Substantially all the Company’s remaining assets and liabilities are in Canada.

 9  Financial instruments

The carrying values of current assets and current liabilities approximate their fair values due to the relatively short periods to maturity.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are described below:

	2004	2003	2002
	$	$	$

Consolidated statements of loss
Loss for the year under Canadian GAAP	(1,569,893)	(522,877)	(1,062,580)
Accretion on notes payable (a)	6,522	250,000	-
Gain on settlement of notes payable (a)	-	(37,750)	-

Loss for the year under U.S. GAAP	(1,563,371)	(310,627)	(1,062,580)

Loss per share under U.S. GAAP	(0.06)	(0.02)	(0.09)

Consolidated balance sheets

Liabilities
Liabilities under Canadian GAAP	363,614	1,595,142	3,013,731
Equity component of notes payable (a)	-	203,300	132,000

Liabilities under U.S. GAAP	363,614	1,798,442	3,145,731

Shareholders’ equity
Shareholders’ equity under Canadian GAAP	14,290,820	12,729,206	10,988,529
Notes payable (a)	-	(57,000)	(132,000)

Shareholders’ equity under U.S. GAAP	14,290,820	12,672,206	10,866,529

a)  Certain of the notes payable, with options to convert principal and interest into common shares of the Company, have been split between debt and equity. Under U.S. GAAP, the conversion option would not be attributed any value and accordingly, the entire carrying amount of the notes payable would be classified as debt.

b)  For U.S. GAAP purposes, the Company has prospectively adopted the fair value based method of accounting for stock-based compensation in accordance with Financial Accounting Standards (FAS) No. 148 and therefore there is no difference between Canadian and U.S. GAAP in this regard.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

c)  Effective May 1, 2003, the Company adopted FAS No. 143, .Accounting for Asset Retirement Obligations.. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This adoption of standard did not have any impact on the results of financial position of the Company. The Company will adopt CICA Section 3110, the equivalent of Canadian standard effective May 1, 2004. Under Canadian GAAP, retroactive adoption with prior year restatement is required. Under U.S. GAAP, the cumulative impact on retained earnings is not adjusted retroactively but is shown in income for the year.

Contingencies and commitments

In December 2003, Pacific Capital Markets Inc. sued the Company for the sum of $250,490. As the full amount of the suit has been paid into court awaiting settlement of the case, full provision for a loss has been made in these financial statements. Should the Company be successful in its defense, or should a settlement for a lesser amount be reached, a recapture of this expense would be recorded at the appropriate time. (See also note 13). The Company leased new premises from May 1, 2004. The lease has a term of 36 months and commits the Company to monthly rent charges of approximately $4,530 per month.

12  Supplemental cash flow information

	2004	2003	2002
	$	$	$

Interest paid	20,531	13,394	15,000

Non-cash investing and financing activities
Shares issued to settle accounts payable	-	344,151	-
Shares issued to settle notes payable	133,000	1,130,403	219,390

	133,000	1,474,554	219,390

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

13  Subsequent events

a)  On July 1, 2004, SEC incurred the last expense required under their farm-in agreement. Effective August 1, 2004, SEC has a direct 5% working interest in the LAK Ranch Project and will receive an accelerated revenue share of 10% until they reach 1.2 times payout (US$720,000), at which time their revenue share will revert to 5%.

b)  Effective August 10, 2004, the Company settled all matters relating to a past investor relations contract with Pacific Capital Markets Inc. for $175,000, all of which has already been provided for by the Company.

FORM 51-901F

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

                Schedule A

      X         Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Derek Oil and Gas Corporation

ISSUER'S ADDRESS

1201-1111 W. Hastings Street

Vancouver, B.C. V6E 2J3

ISSUER TELEPHONE NUMBER

(604) 331-1757

CONTACT PERSON

Greg Amor

CONTACT'S POSITION

Controller

CONTACT TELEPHONE NUMBER

(604) 331-1757

CONTACT E-MAIL ADDRESS

info@derekoilandgas.com

WEBSITE ADDRESS

www.derekoilandgas.com

FOR QUARTER ENDED

April 30, 2004

DATE OF REPORT

September 10, 2004

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“signed”

Barry C.J. Ehrl

2004/09/15

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED)

“signed”

Ed Byrd

2004/09/15

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED

Derek Oil and Gas Corporation

April 30, 2004

Schedule B: Supplementary Information

(1)

For the current fiscal year-to-date:

(a) $390,814 in exploration and development costs have been incurred during the year to date, and deferred to the LAK Ranch project net of SEC Oil and Gas and Ivanhoe cost recoveries of $792,235 (see also-supplemental information to the Management Discussion and Analysis); and

(b) general, administrative and operating expenses are broken down on the statement of loss and deficit and total $1,611,115 for the period, and

(c) non-arms length expenditures, including management fees, consulting fees, professional fees and benefits totalled $132,500, of which $nil was deferred to the LAK Ranch Property.

(2) For the quarter under review:

(a)

Securities Issued –

During the quarter 691,679 shares were issued for total proceeds of $164,833.

75,000 stock options were exercised for proceeds of $11,500 and 616,679 warrants were exercised for proceeds of $153,333.

(b)

Options Cancelled and Granted –

During the quarter 60,000 incentive options previous granted at exercise prices of $1.50 were re-priced to $0.65.

(c)

Securities Expired –

No warrants or options expired unexercised during the period.

Derek Oil and Gas Corporation

April 30, 2004

Schedule B: Supplementary Information (cont'd)

(3) As at the end of the quarter:

(a) Authorized capital:

100,000,000 common shares

Issued and outstanding:

30,165,793 common shares

(b) Summary of options –

Number of Options

Exercise Price

Expiry Date

1,625,000

0.15

July 3, 2008

25,000

1.05

November 5, 2005

350,000

0.28

September 4, 2008

100,000

0.30

September 30, 2008

60,000

0.65

November 2, 2008

480,000

0.80

November 30,2008

130,000

0.60

March 25, 2009

(d)

Summary of warrants –

Number of Warrants

Exercise Price

Expiry Date

1,124,334

$0.20

August 12, 2004

1,305,834

$0.45

August 30, 2004

333,333

$0.20

September 23, 2004

1,500,000

$0.40

November 7, 2004

495,774

$0.40

November 7, 2004

100,000

$0.45

December 13, 2004

364,500

$0.90

February 5, 2006

(d) At period end the total number of shares in escrow or subject to a pooling agreement:

nil shares.

(e) List of Directors:

(f) List of Officers

Barry C.J. Ehrl

Barry C.J. Ehrl-President & CEO

Edward G. Byrd

Brent Ehrl-Secretary

John Lush

Ed Byrd-Chief Financial Officer

Patrick Boswell

Robert Swenarchuk-Vice President

DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE YEAR ENDED APRIL 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the “Company”, or “Derek”) is pleased to present to its shareholders a summary of the Company’s activities for the year ended April 30, 2004, and any other pertinent events subsequent to that date up to and including August 10, 2004.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally, accepted accounting principles. All amounts are expressed in Canadian dollars otherwise indicated.

The Company is a “reporting” company in the provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol “DRK”. The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming oil project-LAK Ranch.

1.2

OVERALL PERFORMANCE

During the last fiscal year the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  Firstly, SEC Oil and Gas Partnership (“SEC”), agreed to fund $600,000 of operating costs in return for a 5% working interest in LAK Ranch. Secondly, Ivanhoe Energy Inc. (“Ivanhoe”) agreed to fund $5,000,000 of capital expenditure to earn a 60% working interest in the project. Under this arrangement, Ivanhoe must fund an initial pilot stage over the next calendar year and then decide whether to proceed to a stage 1development phase. Should Ivanhoe decide not to proceed past the pilot phase, their interest reverts to a 15% working interest and Derek becomes operator. Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled the Company to raise sufficient funds to retire all existing notes payable and put Derek on stable financial footing.  For example, working capital as at April 30, 2004 was in excess of $400,000 versus a working capital deficit of about $1,500,000 in the prior year.

At this time our Company is in a healthy financial condition with a working capital surplus in excess of $500,000. With LAK Ranch production forecast in 2005, management anticipates achieving positive cash flow in the next year or by the first quarter of fiscal 2006.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil. These factors are beyond the control of the Company.

1.3 SELECTED ANNUAL INFORMATION

	April 30, 2004	April 30, 2003	April 30, 2002
Total Income	$31,222	$61,049	$1,024
Net Loss	$1,611,115	$522,877	$1,062,580
Net Loss per share	$(0.06)	$(0.04)	$(0.11)
Net Loss per share fully diluted	$(0.06)	$(0.04)	$(0.11)
Total Assets	$14,654,434	$14,324,348	$14,012,260
Total Long-term liabilities	$nil	$nil	$nil
Cash dividends per share	$nil	$nil	$nil

The accounts of the Company for all of the periods were prepared in accordance with Canadian Generally Accepted Accounting Principles. The increase in total assets and the net loss for the year reflect the increased activity of the Company as it began to actively develop LAK Ranch.

A significant change in accounting policy occurred in fiscal 2004, the expensing of stock options. This generates a larger “Net Loss per Share” figure in 2004 than would have been recorded under the preceding years accounting policies. Almost 40% of the overall loss in the current year, was from the recognition of a stock option compensation expense of $631,956 (2003 – $ Nil), a non-cash item, under the new accounting policy.

1.4 RESULTS OF OPERATIONS

The following is a summary of the LAK Ranch Project Derek is currently working on:

The current pilot phase is schedule to continue until June 2005. During this phase, Ivanhoe will:

-conduct both cycle and continuous steam injection tests of the existing horizontal producing well, and -acquire and process a high-resolution 3-D seismic survey.

To date one cycle of steaming has been completed and a second cycle started. The reservoir response in terms of temperature and pressure has been excellent and the information gathered will be used with the 3-D seismic data to delineate the location of future production wells.

Continuous steaming is scheduled to begin once five vertical slim injection wells have been drilled. The location of these wells will be determined by the results of the second, currently ongoing, cycle of steaming.

The 3-D seismic survey is scheduled for the late fall so as to provide minimal disruption to the sites ranching activities.  Ivanhoe’s cost of the seismic survey is currently budgeted at US$900,000 (originally US$ 500,000).

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase. This stage is scheduled to last from July 1, 2005 to June 30, 2007. It will consist of the drilling of three new horizontal producing wells, about 15 vertical slim hole steam injection wells, six observation wells, and 12 delineation wells to test the 3-D seismic geologic model. The cost of this stage is budgeted at US$5.8 million with Ivanhoe responsible for the first US$3.9 million and all participating parties responsible for their working interest share of the balance. Derek’s current budgeted portion of these fiscal 2006 costs is estimated to be US$ 665,000 and could be funded from projected LAK Ranch cash flow.

Should Ivanhoe elect not to proceed with the Stage One, their working interest dilutes to 15% and Derek would become operator.

In addition to the capital expenditures denoted above, each participant in the project is responsible for its share of the ongoing operating costs. Derek budgeted operating costs for the balance of the pilot phase are US$585,000 and are budgeted to be paid from project cash flow.

1.5 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	4/30/04	01/31/04	10/31/03	7/31/03	4/30/04	01/31/03	10/31/02	6/30/03
Total Income	(244,387)	100,937	177,386	2,786	(33,511)	42,049	2,269	2,786
Net Income (Loss)	$(1,144,521)	$(90,824)	$(1,136)	$(1,09,316)	$(148,940)	$(90,824	$(183,655)	$(109,316)
Net Income (Loss) per share	$(0.06)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Variances in total revenue from quarter to quarter is caused by:

•

An error occurred in the accounting for the repayment of debt instruments that had a convertibility feature. The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as revenue in the quarters ending October 31 and January 31. These differences were reclassified to retained earnings in the quarters ended April 30. This results in the negative income reported for the three-month periods ended April 30, 2004. A similar error correction resulted in the negative revenue reported the April 30, 2003 quarter.

Variances in Net Income (Loss) from quarter to quarter is caused by:

•

the change in income from the error adjustments mentioned above,

•

the change in accounting policy to expense stock option compensation added $631,956 of expenses to the quarter ended April 30, 2004,

•

a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,

•

the quarters ended April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,

•

legal expenses were higher for all quarters in fiscal 2004 as the Company successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements,

•

the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,

•

consulting and management fees were higher in the quarters ending January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company, and

•

office administration costs increased as staff was increased during the fiscal 2004 year.

1.6 LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodities prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future.

As of the date of this management discussion and analysis, the Company had working capital of approximately $500,000. As additional sources of capital, the Company also has 3,010,000 options and 3,379,999 warrants outstanding at exercise prices ranging from $0.15 to $0.90. This gives Derek greater flexibility on the timing for any further financing from the public markets.

Our current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $900,000.

The Company’s current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	35-60% Derek, 10% SEC, and balance to Ivanhoe	$1,950,000
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-60% Derek, 5% SEC and balance to Ivanhoe	$900,000
Total net budgeted cash flow	$nil	$1,050,000

The total of all budgeted amounts for property development and required operating cost commitments is $900,000. When added to budgeted administrative costs of $900,000 this gives a total budgeted costs for the next year of approximately 1,800,000 and budgeted revenue from LAK Ranch is approximately $1,950,000, giving Derek a positive net budgeted cash flow of about $150,000 to April 30, 2005.

The budgeted revenues and costs are based on modeling and projections done by Ivanhoe, the project operator and assume that a daily production level from the existing horizontal well of 130 Bpd in 2004 and 290 Bpd in 2005. LAK Ranch is in a pilot phase as no assurance can be given that these production levels will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase

The Company has no debt instruments at this time and all the Company’s funds are unencumbered and available for use as working capital.

1.7 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.8 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month. Payments under this contract were voluntarily reduced to $5,000 per month until October 2003.  The Company has an ongoing contract with an officer of the Company that he be paid $3,500.00 per month. There are no other related party contracts.

1.9 FOURTH QUARTER

See 1.5 Summary of Quarterly Results.

1.10 FINANCIAL INSTRUMENTS

At this time all the Company’s financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have a hedge or other commodity risk control strategies in place. Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

1.11 CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 3%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 75-96%.

We have also estimated that the value of Derek’s 60% holding in LAK does met or exceed its historical carrying value of $13,814,938. This implies a net realizable value of LAK Ranch of about $23 million. As this value is below the 15 % net present value ascribed the project by the Company’s independent 51-101 report management is confident in the valuation at this time.  This report uses the following estimates: oil price range of US$28-35 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-12 per barrel.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown ($13,814,938) represents net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

1.12 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method.  Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

Additional information, including Derek’s Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company’s web site at www.derekoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER’S WITHOUT SIGNIFICANT REVENUE

Schedule of Deferred Development Costs

	April 30, 2004	April 30, 2003
LAK RANCH PROJECT

Opening balance	36,588	32,646
Acquisition costs	(130,635)	3,942
Closing balance	(94,045)	36,588

Exploration and development costs

Opening balance	14,180,428	13,881,398
Surface preparation and construction	22,236	9,317
Field house, water and power	113,713	-
Professional engineering	58,430	-
General repairs and maintenance	10,035	-
Travel and vehicle	(8,453)	-
Field site insurance	27.018	-
Direct administration	5,939	10,400
Deferred costs	109,554	250,563
Direct wages	51,684	28,750
Less:
SEC Limited Partnership Costs	(661,601)	-
Closing balance	13,908,983	14,180,428

Total	13,814,938	14,217,018

The overall decrease in capitalized expenditures results from the contributions of SEC Limited Partnership and Ivanhoe Energy to the project. The result of these two farm out deals lead to an overall reduction of costs incurred by Derek. The costs incurred in 2004 reflect the restarting of the pilot phase of the project, so costs such as water and power, engineering, and insurance are greater than in 2003 when the project was inactive. The negative cost reflected in travel and vehicles reflects the sale of one of Derek’s two vehicles on site. With Ivanhoe now operating the vehicle was redundant and therefore was sold.

Schedule of General and Administrative Expenses

	April 30, 2004	April 30, 2003
Accounting audit and legal	160,739	64,553
Accretion of notes payable	6,522	250,000
Consulting and management fee4s	170,979	116,752
Cost Recoveries	-	(84,105)
Foreign exchange (gain)	(17,863)	(74,293)
Interest Expense	51,688	106,277
Office administration and other	274,459	131,762
Shareholders’ information and travel	289,584	40,310
Stock exchange and filing fees	29,153	22,660
Stock option expense	631,956	-
Transfer agent fees	9,398	10,010
Total	1,606,615	583,926

Schedule of Share Capital

As of the date of this Management Discussion and Analysis
Common Shares outstanding	30,654,627
Options outstanding	3,010,000
Warrants outstanding	4,733,941
Fully diluted share capital	38,398,568